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SECURITI 08029308 N

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FEB 29 2008

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SEC FILE NUMBER
8- 65688

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 Peachtree Road, N.W., Suite 950
(No. and Street)

PROCESSED

MAR 24 2008

THOMSON FINANCIAL

Atlanta Georgia 30305
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Tiller L.L.C.
(Name – *if individual, state last, first, middle name*)

780 Johnson Ferry Road, Suite 325, Atlanta Georgia 30342
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald W Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke Capital Markets, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

JEANNE M. FERNANDEZ NOTARY EXPIRES GEORGIA JUNE 22, 2010 PUBLIC COBB COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Burke Capital Markets, LLC
Financial Statements

December 31, 2007

CONTENTS

MOORE STEPHENS TILLER LLC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Independent Auditor's Report

To the Member of
Burke Capital Markets, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Burke Capital Markets, LLC as of December 31, 2007 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burke Capital Markets, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Tiller LLC

Atlanta, Georgia
February 25, 2008

FINANCIAL STATEMENTS

BURKE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Current Assets	
Cash	$ 162,063
Accounts receivable	1,250
Securities owned, not yet sold, at market value	1,412,591
Prepaid expense	20,154
Total	$ 1,596,058

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 45,106
Payable to clearing organization	659,229
Securities sold, not yet purchased, at market value	20,239
Total liabilities	724,574
Member's equity	871,484
Total	$ 1,596,058

The accompanying notes are an integral part of these financial statements

BURKE CAPITAL MARKETS, LLC

STATEMENT OF INCOME
Year Ended December 31, 2007

Revenues	
Commissions	$ 372,759
Private placement fees	157,183
Fee income	45,000
Trading losses	(203,824)
Dividend income	12,173
Interest income	7,966
Total revenues	391,257
Expenses	
Compensation and related expenses	314,791
Communications and data processing	95,139
Trading, clearance and brokerage fees	58,876
Professional fees	35,178
Occupancy	25,329
Office expense	26,203
Travel and entertainment	21,961
Computer services	50,790
Other expenses	13,493
Regulatory assessment fees	11,790
Total expenses	653,550
Net income (loss)	$ (262,293)

The accompanying notes are an integral part of these financial statements

BURKE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2007

Balance at December 31, 2006	$ 33,777
Net income (loss)	(262,293)
Member capital contributions	1,100,000
Balance at December 31, 2007	$ 871,484

The accompanying notes are an integral part of these financial statements

BURKE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

Cash flows from operating activities:	
Net income (loss)	$ (262,293)
Adjustments to reconcile net income to cash provided by opearating activites:	
Change in assets and liabilities:	
Accounts receivable	(1,250)
Securities owned, not yet sold	(1,412,591)
Prepaid expenses	(17,154)
Accounts payable	45,106
Payable to clearing organization	659,229
Securities sold, not yet purchased	20,239
Net cash used in operating activities	(968,714)
Cash flows from financing activities:	
Member capital contributions	1,100,000
Net cash provided by financing activities	1,100,000
Net increase in cash and cash equivalents	131,286
Cash and cash equivalents, beginning of year	30,777
Cash and cash equivalents, end of year	$ 162,063

The accompanying notes are an integral part of these financial statements

BURKE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2007

1. Organization

A. Background

Burke Capital Markets, LLC (the "Company") is a Georgia Limited Liability Company operating in Atlanta, Georgia. The Company is wholly owned by Burke Capital Group, LLC (the "Member"). The Company was formed by acquiring TDG Ventures, LLC ("TDG"), a Texas limited liability company, and merging TDG into the Company, which was formed for the sole purpose of acquiring TDG in January 2006. At that time, operations were moved to Atlanta, Georgia.

B. Nature of Operations

Burke Capital Markets, LLC is an investment banking firm and broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). As an investment banking firm, the Company principally provides a variety of services to regional bank holding companies, community banks, thrifts and other financial institutions. Such services include private equity and debt placements as well as related advisory services. In 2007, The Company expanded its business activities to include making markets in over-the-counter traded stocks, the purchase and sale of securities for customers, and, by utilizing the services of a clearing firm, the acceptance and holding of securities and funds for customers on a fully disclosed basis.

2. Summary of Significant Accounting Policies

A. Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker and dealers in securities.

B. Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash on hand, deposits in banks, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

C. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The commission income and expenses derived from customers' accounts are reported on a trade date basis.

D. Revenue Recognition

Private placement fees are recognized at the time the private placement fees are earned by the Company under the terms of the contracts entered into with the issuer and are generally not recorded until payment is received.

Commission and trading revenues, and related clearing fees, are recorded on a trade-date basis as securities transactions occur.

E. Income Taxes

The Company is a limited liability company ("LLC") that is taxed as a partnership for federal and state income tax purposes. Generally, the taxable income or losses of a partnership is reported by the individual owners of the partnership and the owners are responsible for income tax liabilities or benefits associated with the taxable activities of the partnership. Accordingly, the Company's financial statements do not reflect any provisions for federal or state income taxes.

F. Use of Estimates

The preparation of the accompanying financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

3. Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Atlanta, Georgia. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Company's uninsured cash balances total approximately $62,000.

4. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased ("Security Positions"), consist of corporate stocks and are recorded at market value. At December 31, 2007, the Company's market value of the securities owned was $1,412,591.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $20,239 at December 31, 2007 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases.

At December 31, 2007 the market value of five securities owned individually exceeded 5% of the aggregate market value of all security positions of the Company. The largest individual security owned was approximately 28% of the aggregate market value, and collectively the five individual securities owned accounted for approximately 87% of the aggregate market value of all security positions of the Company.

5. Payable to Clearing Organization

The Company utilizes a clearing firm, Goldman Sachs Execution & Clearing, L.P. ("GSEC"), to clear its customers' transactions on a fully disclosed basis. GSEC carries the cash and margin accounts of the customers introduced by the Company and accepted by GSEC. The amount payable to the clearing firm is collateralized by cash and securities owned by the Company.

6. Related Party Transactions

The Company reimburses the Member for certain expenses incurred on its behalf, such as health insurance, rent and other expenses. Total expenses reimbursed to the Member totaled approximately $56,573 for 2007. Accounts payable due to the Member at December 31, 2007 is insignificant.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $521,235 which was $373,735 in excess of its required net capital of $147,500. The Company's ratio of net capital to aggregated indebtedness was 11.5 to 1.

8. Concentration of Commission Income

In 2007, the commission income generated from the Company's top four clients accounted for approximately 79% of total commission income.

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

To the Member of
Burke Capital Markets, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Burke Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Wurth Frazer and Torbet, LLP

Atlanta, Georgia
February 25, 2008

SUPPLEMENTAL INFORMATION

BURKE CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCANGE COMMISION
December 31, 2007

See Independent Auditor's Report

Net Capital		
Total equity from statement of financial condition		$ 871,484
Less non-allowable assets:		(20,154)
Net capital before haircuts on securities		851,330
Haircuts on securities:		
Trading and investment securities	211,889	
Undue concentration	118,206	
Total haircuts on securities		330,095
Net capital		$ 521,235
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3 % of aggregate indebtedness)		$ 3,007
Minimum net capital required		$ 147,500
Net capital requirement (greater of above two figures)		$ 147,500
Excess net capital		$ 373,735
Excess of net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 516,724
Computation of Ratio of Aggregate Indebtedness to Net Capital		
Total liabilities (per statement of financial condition)		$ 45,106
Percentage of aggregate indebtedness to net capital		9%

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF REGISTRANT

Reconciliation of Net Capital Computation under Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934:

Net Capital, as reported in Company's unaudited Part II of Form X-17A-5	$ 506,612
Reduction in accounts payable	13,604
Reduction in undue concentration	1,019
Net Capital, as reported in Company's audited financial report	$ 521,235

BURKE CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2007

See Independent Auditor's Report

STATEMENT OF EXEMPTION FROM COMPLIANCE UNDER RULE 15c3-3

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(2) of the Rule. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption as of December 31, 2007.

END